Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results

Quarterly Total Revenues reached RMB6,641.1 million (US$1,017.8 million)i

Quarterly Deliveries of the ES8, the ES6 and the EC6 were 17,353 vehicles

Full Year Total Revenues reached RMB16,257.9 million (US$2,491.6 million)

Full Year Deliveries of the ES8, the ES6 and the EC6 were 43,728 vehicles

SHANGHAI, China, March 1, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Operating Highlights for the Fourth Quarter and Full Year 2020

•	Deliveries of vehicles were 17,353 in the fourth quarter of 2020, including 4,873 ES8s, 7,574 ES6s and 4,906 EC6s, compared with 8,224 in the fourth quarter of 2019 and 12,206 vehicles delivered in the third quarter of 2020.

•	Deliveries of vehicles were 43,728 in 2020, compared with 20,565 vehicles delivered in 2019.

Key Operating Results

	2020 Q4	2020 Q3	2020 Q2	2020 Q1
Deliveries	17,353	12,206	10,331	3,838

	2019 Q4	2019 Q3	2019 Q2	2019 Q1
Deliveries	8,224	4,799	3,553	3,989

Financial Highlights for the Fourth Quarter of 2020

•	Vehicle sales were RMB6,174.0 million (US$946.2 million) in the fourth quarter of 2020, representing an increase of 130.0% from the fourth quarter of 2019 and an increase of 44.7% from the third quarter of 2020.

•	Vehicle marginii was 17.2% in the fourth quarter of 2020, compared with negative 6.0% in the fourth quarter of 2019 and 14.5% in the third quarter of 2020.

•	Total revenues were RMB6,641.1 million (US$1,017.8 million) in the fourth quarter of 2020, representing an increase of 133.2% from the fourth quarter of 2019 and an increase of 46.7% from the third quarter of 2020.

•	Gross profit was RMB1,141.9 million (US$175.0 million) in the fourth quarter of 2020, representing an increase of RMB1,395.7 million from a gross loss of RMB253.8 million in the fourth quarter of 2019 and an increase of RMB556.1 million from the third quarter of 2020.

•	Gross margin was 17.2% in the fourth quarter of 2020, compared with negative 8.9% in the fourth quarter of 2019 and 12.9% in the third quarter of 2020.

•	Loss from operations was RMB931.4 million (US$142.7 million) in the fourth quarter of 2020, representing a decrease of 67.0% from the fourth quarter of 2019 and a decrease of 1.5% from the third quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB871.2 million (US$133.5 million) in the fourth quarter of 2020, representing a decrease of 68.6% from the fourth quarter of 2019 and a decrease of 2.9% from the third quarter of 2020.

•	Net loss was RMB1,388.6 million (US$212.8 million) in the fourth quarter of 2020, representing a decrease of 51.5% from the fourth quarter of 2019 and an increase of 32.6% from the third quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB 1,328.4 million (US$203.6 million) in the fourth quarter of 2020, representing a decrease of 52.8% from the fourth quarter of 2019 and an increase of 33.1% from the third quarter of 2020.

•	Net loss attributable to NIO’s ordinary shareholders was RMB1,492.2 million (US$228.7 million) in the fourth quarter of 2020, representing a decrease of 48.4% from the fourth quarter of 2019 and an increase of 25.6% from the third quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,326.2 million (US$203.2 million).

•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB1.05 (US$0.16) in the fourth quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.93 (US$0.14).

•	Cash and cash equivalents, restricted cash and short-term investment were RMB42.5 billion (US$6.5 billion) as of December 31, 2020.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)
	2020 Q4	2020 Q3	2019 Q4	% Changeiv
				QoQ		YoY
Vehicle Sales	6,174.0	4,266.8	2,683.9	44.7%		130.0%
Vehicle Margin	17.2%	14.5%	-6.0%	270	bp	2320	bp
Total Revenues	6,641.1	4,526.0	2,848.3	46.7%		133.2%
Gross Profit/(Loss)	1,141.9	585.8	(253.8)	94.9%		549.9%
Gross Margin	17.2%	12.9%	-8.9%	430	bp	2610	bp
Loss from Operations	(931.4)	(946.0)	(2,826.2)	-1.5%		-67.0%
Adjusted Loss from Operations (non-GAAP)	(871.2)	(896.7)	(2,774.9)	-2.9%		-68.6%
Net Loss	(1,388.6)	(1,047.0)	(2,864.6)	32.6%		-51.5%
Adjusted Net Loss (non-GAAP)	(1,328.4)	(997.8)	(2,813.4)	33.1%		-52.8%
Net Loss Attributable to Ordinary Shareholders	(1,492.2)	(1,187.9)	(2,893.8)	25.6%		-48.4%
Net Loss per Ordinary Share-Basic and Diluted	(1.05)	(0.98)	(2.81)	7.1%		-62.6%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(0.93)	(0.82)	(2.73)	13.4%		-65.9%

Financial Highlights for the Full Year 2020

•	Vehicle sales were RMB15,182.5 million (US$2,326.8 million) for the full year 2020, representing an increase of 106.1% from the previous year.

•	Vehicle margin was 12.7% for the full year 2020, compared with negative 9.9% for the previous year.

•	Total revenues were RMB16,257.9 million (US$2,491.6 million) for the full year 2020, representing an increase of 107.8% from the previous year.

•	Gross profit was RMB1,873.4 million (US$287.1 million) for the full year 2020, representing an increase of RMB3,072.2 million from a gross loss of RMB1,198.8 million from the previous year.

•	Gross margin was 11.5% for the full year 2020, compared with negative 15.3% for the previous year.

•	Loss from operations was RMB4,607.6 million (US$706.2 million) for the full year 2020, representing a decrease of 58.4% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,420.6 million (US$677.5 million) in 2020, representing a decrease of 58.9% from the previous year.

•	Net loss was RMB5,304.1 million (US$ 812.9 million) for the full year 2020, representing a decrease of 53.0% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB5,117.0 million (US$784.2 million) for the full year 2020, representing a decrease of 53.3% from the previous year.

•	Net loss attributable to NIO’s ordinary shareholders was RMB5,610.8 million (US$859.9 million) for the full year 2020, representing a decrease of 50.8% from the previous year. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB5,112.0 million (US$783.5 million).

•	Basic and diluted net loss per ADS were both RMB4.74 (US$0.73) for the full year 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB4.32 (US$0.66).

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)	2020	2019	% Change
Vehicle Sales	15,182.5	7,367.1	106.1%
Vehicle Margin	12.7%	(9.9%)	2260	bp
Total Revenues	16,257.9	7,824.9	107.8%
Gross Profit/(Loss)	1,873.4	(1,198.8)	256.3%
Gross Margin	11.5%	(15.3%)	2680	bp
Loss from Operations	(4,607.6)	(11,079.2)	-58.4%
Adjusted Loss from Operations (non-GAAP)	(4,420.6)	(10,745.7)	-58.9%
Net Loss	(5,304.1)	(11,295.7)	-53.0%
Adjusted Net Loss (non-GAAP)	(5,117.0)	(10,962.2)	-53.3%
Net Loss Attributable to Ordinary Shareholders	(5,610.8)	(11,413.1)	-50.8%
Net Loss per Ordinary Share-Basic and Diluted	(4.74)	(11.08)	-57.2%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(4.32)	(10.63)	-59.4%

Recent Developments

Deliveries in January and February 2021

•	Deliveries of the ES8, ES6 and EC6 were 7,225 vehicles in January 2021 and 5,578 vehicles in February 2021, representing strong 352% and 689% year-over-year growth, respectively. In February 2021, the deliveries consisted of 1,327 ES8s, the Company’s 6-seater and 7-seater flagship premium smart electric SUV, 2,216 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, and 2,035 EC6s, the Company’s 5-seater premium smart electric coupe SUV. As of February 28, 2021, cumulative deliveries of the ES8, ES6 and EC6 reached 88,444 vehicles.

Completion of Registered Follow-on Offering of American Depositary Shares

•	In December 2020, NIO completed the offering of 78,200,000 American depositary shares, each representing one Class A ordinary share of the Company, at a price of US$39.00 per ADS, which included 10,200,000 American depositary shares issued in connection with the underwriters’ full exercise of their overallotment option.

Completion of Offering of Convertible Senior Notes

•	In January 2021, NIO completed the offering of US$750 million of convertible senior notes due 2026 (the “2026 Notes”) and US$750 million of convertible senior notes due 2027 (the “2027 Notes”), which included the exercise in full by the initial purchasers to purchase up to an additional US$100 million of the 2026 Notes and the 2027 Notes, respectively.

•	In addition, NIO entered into separate and individually privately negotiated agreements with certain holders of its outstanding 4.50% convertible senior notes due 2024 (the “2024 Notes”) to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for its American Depositary Shares (“ADSs”), each representing one Class A ordinary share of the Company (the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021.

•	In connection with the 2024 Notes Exchanges, NIO also entered into agreements with certain financial institutions that are parties to its existing capped call transactions (which NIO had entered into in February 2019 in connection with the issuance of the 2024 Notes) to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, NIO received deliveries of the ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

Completion of Increase of Controlling Equity Interests in NIO China

•	In February 2021, NIO completed the increase of its controlling equity interests in NIO China through the purchase of certain investors’ equity interests and the subscription for newly increased registered capital. The Company currently holds an aggregate of 90.360% controlling equity interests in NIO China.

CEO and CFO Comments

“NIO concluded a transformational 2020 with a new quarterly delivery record of 17,353 vehicles in the fourth quarter of 2020. The strong momentum has continued in 2021 as we achieved a historic monthly delivery of 7,225 vehicles in January and a resilient delivery of 5,578 vehicles in February, representing strong 352% and 689% year-over-year growth, respectively,” said William Bin Li, founder, chairman and chief executive officer of NIO. “Supported by competitive product offerings, outstanding services and innovative business models, we have won increasingly encouraging recognition from our users and expect to deliver 20,000 to 20,500 vehicles in the first quarter of 2021.”

“At our fourth NIO Day on January 9, 2021, we launched the ET7, our first flagship sedan. Boosted by its class-leading dimensions, sophisticated design, superior driving performance and industry-leading AD capabilities, ET7 has received remarkable feedback from users, media and the industry. ET7 is also equipped with NIO’s latest inhouse full stack NIO Autonomous Driving (NAD) powered by NIO Aquila Super Sensing and NIO Adam Super Computing. NAD will be offered through a monthly subscription service, or AD as a Service (ADaaS). We owe our achievements in 2020 to our loyal and supportive user community and will stay committed to our vision of building a community starting with smart EVs where we share joy and grow together with users,” concluded Mr. Li.

“Our solid performance in 2020 was strong evidence of NIO’s unyielding strength and our users’ unwavering support. With steadily increasing deliveries, stable average selling price, improving material cost and manufacturing efficiency, our vehicle margin reached 17.2% in the fourth quarter. Moreover, we achieved positive cash flow from operating activities for the fourth quarter and the full fiscal year of 2020,” added Steven Wei Feng, NIO’s chief financial officer. “Looking ahead, underpinned by our continuous technology innovation, strengthening financial performance and unswerving determination of achieving the best user experience, we are confident about the company’s long-term competitiveness and will continue to make decisive and efficient investments in products, core technologies and user service.”

Financial Results for the Fourth Quarter and Full Year 2020

Revenues

•	Total revenues in the fourth quarter of 2020 were RMB6,641.1 million (US$1,017.8 million), representing an increase of 133.2% from the fourth quarter of 2019 and an increase of 46.7% from the third quarter of 2020.

•	Total revenues for the full year 2020 were RMB16,257.9 million (US$2,491.6 million), representing an increase of 107.8% from the previous year.

•	Vehicle sales in the fourth quarter of 2020 were RMB6,174.0 million (US$946.2 million), representing an increase of 130.0% from the fourth quarter of 2019 and an increase of 44.7% from the third quarter of 2020. The increase in vehicle sales over the fourth quarter of 2019 was attributed to higher deliveries achieved from more product offerings to our customers and the expansion of our sales network in 2020. The increase in vehicle sales over the third quarter of 2020 was mainly attributed to the sales of EC6s which began deliveries in late September 2020.

•	Vehicle sales for the full year 2020 were RMB15,182.5 million (US$2,326.8 million), representing an increase of 106.1% from the previous year.

•	Other sales in the fourth quarter of 2020 were RMB467.0 million (US$71.6 million), representing an increase of 184.1% from the fourth quarter of 2019 and an increase of 80.2% from the third quarter of 2020. The increase in other sales over the fourth quarter of 2019 and the third quarter of 2020 was mainly attributed to sales of automotive regulatory credits as well as the increased revenues derived from the home chargers installed and accessories sold in line with the incremental vehicle sales in the fourth quarter.

•	Other sales for the full year 2020 were RMB1,075.4 million (US$164.8 million), representing an increase of 134.9% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2020 was RMB5,499.1 million (US$842.8 million), representing an increase of 77.3% from the fourth quarter of 2019 and an increase of 39.6% from the third quarter of 2020. The increase in cost of sales over the fourth quarter of 2019 and the third quarter of 2020 was mainly driven by the increase of delivery volume of the ES8, the ES6 and the EC6 in the fourth quarter of 2020.

•	Cost of sales for the full year 2020 was RMB14,384.5 million (US$2,204.5 million), representing an increase of 59.4% from the previous year.

•	Gross Profit in the fourth quarter of 2020 was RMB1,141.9 million (US$175.0 million), representing an increase of RMB1,395.7 million from a gross loss of RMB253.8 million in the fourth quarter of 2019 and an increase of RMB556.1 million from the third quarter of 2020.

•	Gross Profit for the full year was RMB1,873.4 million (US$287.1 million), representing an increase of RMB3,072.2 million from a gross loss of RMB1,198.8 million from the previous year.

•	Gross margin in the fourth quarter of 2020 was 17.2%, compared with negative 8.9% in the fourth quarter of 2019 and 12.9% in the third quarter of 2020. The increase of gross margin compared to the fourth quarter of 2019 and the third quarter of 2020 was mainly driven by the increase of vehicle margin in the fourth quarter of 2020.

•	Gross margin for the full year 2020 was 11.5%, compared with negative 15.3% for the full year 2019.

•	Vehicle margin in the fourth quarter of 2020 was 17.2%, compared with negative 6.0% in the fourth quarter of 2019 and 14.5% in the third quarter of 2020. The increase of vehicle margin compared to the fourth quarter of 2019 and the third quarter of 2020 was jointly driven by the increase of delivery volume of the vehicles in the fourth quarter of 2020 as well as the decrease in purchase price of certain production materials.

•	Vehicle margin for the full year 2020 was 12.7%, compared with negative 9.9% for the full year 2019.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2020 were RMB829.4 million (US$127.1 million), representing a decrease of 19.2% from the fourth quarter of 2019 and an increase of 40.4% from the third quarter of 2020. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB811.0 million (US$124.3 million), representing a decrease of 20.0% from the fourth quarter of 2019 and an increase of 40.4% from the third quarter of 2020. The decrease in research and development expenses over the fourth quarter of 2019 was caused by the decrease of R&D expenses related to the EC6, which came to mass production in September 2020, and the Company’s overall cost-saving efforts and the improved operational efficiency in research and development functions. The increase in research and development expenses over the third quarter of 2020 was primarily attributed to the incremental design and development costs for new products and technologies.

•	Research and development expenses for the full year 2020 were RMB2,487.8 million (US$381.3 million), representing a decrease of 43.8% from the previous year. Excluding share-based compensation charges (non-GAAP), research and development expenses were RMB2,436.7 million (US$373.4 million). The decrease in research and development expenses was mainly attributed to the decrease in design and development costs and employee compensation, driven by the Company’s overall cost-saving efforts and the improved operational efficiency in research and development functions.

•	Selling, general and administrative expenses in the fourth quarter of 2020 were RMB1,206.8 million (US$185.0 million), representing a decrease of 21.9% from the fourth quarter of 2019 and an increase of 28.3% from the third quarter of 2020. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,167.0 million (US$178.9 million), representing a decrease of 22.7% from the fourth quarter of 2019 and an increase of 28.9% from the third quarter of 2020. The decrease in selling, general and administrative expenses over the fourth quarter of 2019 was primarily driven by the Company’s overall cost-saving efforts and the improved operational efficiency. The increase in selling, general and administrative expenses over the third quarter of 2020 was primarily attributed to more employee compensation due to the increased number of selling, general and administrative employees as well as the increased marketing and promotional activities and costs on the expansion of our sales network.

•	Selling, general and administrative expenses for the full year 2020 were RMB3,932.3 million (US$602.6 million), representing a decrease of 27.9% from the previous year. Excluding share-based compensation charges (non-GAAP), selling, general and administrative expenses were RMB3,801.8 million (US$582.6 million). The decrease in selling, general and administrative expenses was mainly attributed to the decrease of employee compensation and rental and related expenses, driven by the Company’s overall cost-saving efforts, the improved operational efficiency, and our sales network structure optimization.

Loss from Operations

•	Loss from operations in the fourth quarter of 2020 was RMB931.4 million (US$142.7 million), representing a decrease of 67.0% from the fourth quarter of 2019 and a decrease of 1.5% from the third quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB871.2 million (US$133.5 million) in the fourth quarter of 2020, representing a decrease of 68.6% from the fourth quarter of 2019 and a decrease of 2.9% from the third quarter of 2020.

•	Loss from operations for the full year 2020 was RMB4,607.6 million (US$706.2 million), compared with loss from operations of RMB11,079.2 million in 2019. Excluding share-based compensation charges, adjusted loss from operations (non-GAAP) was RMB4,420.6 million (US$677.5 million) in 2020.

Share-based Compensation Expenses

•	Share-based compensation expenses in the fourth quarter of 2020 were RMB60.2 million (US$9.2 million), representing an increase of 17.6% from the fourth quarter of 2019 and an increase of 22.3% from the third quarter of 2020. The increase in share-based compensation expenses over the fourth quarter of 2019 and the third quarter of 2020 was primarily attributed to the incremental options granted with relatively higher grant date fair values due to the increased share price .

•	Share-based compensation expenses for the full year 2020 were RMB187.1 million (US$28.7 million), compared with RMB333.5 million for the previous year.

Net Loss and Earnings Per Share

•	Net loss in the fourth quarter of 2020 was RMB1,388.6 million (US$212.8 million), representing a decrease of 51.5% from the fourth quarter of 2019 and an increase of 32.6% from the third quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,328.4 million (US$203.6 million) in the fourth quarter of 2020, representing a decrease of 52.8% from the fourth quarter of 2019 and an increase of 33.1% from the third quarter of 2020. The increase in net loss over the third quarter of 2020 was primarily attributed to the unrealized foreign exchange losses derived from the depreciation of US dollar cash balance held by domestic entities with functional currency of RMB in the fourth quarter of 2020.

•	Net loss for the full year 2020 was RMB5,304.1 million (US$812.9 million), compared with net loss of RMB11,295.7 million in 2019. Excluding share-based compensation charges, adjusted net loss (non-GAAP) was RMB5,117.0 million (US$784.2 million) in 2020.

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2020 was RMB 1,492.2 million (US$228.7 million), representing a decrease of 48.4% from the fourth quarter of 2019 and an increase of 25.6% from the third quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB 1,326.2 million (US$203.2 million) in 2020.

•	Net loss attributable to NIO’s ordinary shareholders for the full year 2020 was RMB5,610.8 million (US$859.9 million), compared with net loss attributable to NIO’s ordinary shareholders of RMB11,413.1 million in 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB5,112.0 million (US$783.5 million) in 2020.

•	Basic and diluted net loss per ADS in the fourth quarter of 2020 were both RMB1.05 (US$0.16). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.93 (US$0.14).

•	Basic and diluted net loss per ADS for the full year 2020 were both RMB4.74 (US$0.73). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB4.32 (US$0.66) in 2020.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB 42.5 billion (US$6.5 billion) as of December 31, 2020.

•	In the fourth quarter of 2020, certain convertible notes were exercised by their holders with the aggregate amount of RMB834.9 million (US$124.5 million).

Business Outlook

For the first quarter of 2021, the Company expects:

•	Deliveries of the vehicles to be between 20,000 and 20,500 vehicles, representing an increase of approximately 421% to 434% from the same quarter of 2020, and an increase of approximately 15% to 18% from the fourth quarter of 2020.

•	Total revenues to be between RMB7,382.3 million (US$1,131.4 million) and RMB7,557.2 million (US$1,158.2 million), representing an increase of approximately 438.1% to 450.8% from the same quarter of 2020, and an increase of approximately 11.2% to 13.8% from the fourth quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on March 1, 2021 (9:00 AM Beijing/Hong Kong Time on March 2, 2021) to discuss financial results and answer questions from investors and analysts.

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/1281888

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until March 09, 2021 07:59 AM ET:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	+852-3051-2780

Mainland, China	+86-400-602-2065

Conference ID:	1281888

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive and convenient power solutions, the Battery as a Service (BaaS), NIO Pilot and NIO Autonomous Driving (NAD), Autonomous Driving as a Service (ADaaS) and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020. On January 9, 2021, NIO ET7, the smart electric flagship sedan and NIO’s first autonomous driving model, was officially launched.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	December 31, 2020	December 31, 2020
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	862,839	38,425,541	5,888,972
Restricted cash	82,507	78,010	11,956
Short-term investment	111,000	3,950,747	605,478
Trade receivable	1,352,093	1,083,372	166,034
Amounts due from related parties	50,783	169,288	25,945
Inventory	889,528	1,081,553	165,755
Prepayments and other current assets	1,579,258	1,418,306	217,365
Total current assets	4,928,008	46,206,817	7,081,505

Non-current assets:
Long-term restricted cash	44,523	41,547	6,367
Property, plant and equipment, net	5,533,064	4,996,228	765,705
Intangible assets, net	1,522	613	94
Land use rights, net	208,815	203,968	31,259
Long-term investments	115,325	300,121	45,996
Amounts due from related parties	—	617	95
Right-of-use assets - operating lease	1,997,672	1,350,294	206,942
Other non-current assets	1,753,100	1,541,724	236,280
Total non-current assets	9,654,021	8,435,112	1,292,738
Total assets	14,582,029	54,641,929	8,374,243

LIABILITIES
Current liabilities:
Short-term borrowings	885,620	1,550,000	237,548
Trade and notes payable	3,111,699	6,368,253	975,977
Amounts due to related parties	309,729	344,603	52,813
Taxes payable	43,986	181,658	27,840
Current portion of operating lease liabilities	608,747	547,142	83,852
Current portion of long-term borrowings	322,436	380,560	58,323
Accruals and other liabilities	4,216,641	4,604,024	705,600
Total current liabilities	9,498,858	13,976,240	2,141,953

Non-current liabilities:
Long-term borrowings	7,154,798	5,938,279	910,081
Non-current operating lease liabilities	1,598,372	1,015,261	155,596
Other non-current liabilities	1,151,813	1,849,906	283,510
Total non-current liabilities	9,904,983	8,803,446	1,349,187
Total liabilities	19,403,841	22,779,686	3,491,140

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	December 31, 2020	December 31, 2020
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,455,787	4,691,287	718,971
Total mezzanine equity	1,455,787	4,691,287	718,971
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	1,827	2,679	411
Additional paid in capital	40,227,856	78,880,014	12,088,891
Accumulated other comprehensive loss	(203,048)	(65,452)	(10,031)
Accumulated deficit	(46,326,321)	(51,648,410)	(7,915,465)
Total NIO Inc. shareholders’ (deficit)/equity	(6,299,686)	27,168,831	4,163,806
Non-controlling interests	22,087	2,125	326
Total shareholders’ (deficit)/equity	(6,277,599)	27,170,956	4,164,132
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	14,582,029	54,641,929	8,374,243

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
				(US$)
Revenues:
Vehicle sales	2,683,921	4,266,788	6,174,048	946,214
Other sales	164,408	259,172	467,043	71,577
Total revenues	2,848,329	4,525,960	6,641,091	1,017,791
Cost of sales:
Vehicle sales	(2,844,886)	(3,649,069)	(5,109,331)	(783,039)
Other sales	(257,196)	(291,079)	(389,815)	(59,742)
Total cost of sales	(3,102,082)	(3,940,148)	(5,499,146)	(842,781)
Gross (loss)/profit	(253,753)	585,812	1,141,945	175,010
Operating expenses:
Research and development	(1,026,408)	(590,783)	(829,443)	(127,118)
Selling, general and administrative	(1,546,015)	(940,331)	(1,206,806)	(184,951)
Other operating loss, net	—	(686)	(37,082)	(5,683)
Total operating expenses	(2,572,423)	(1,531,800)	(2,073,331)	(317,752)

Loss from operations	(2,826,176)	(945,988)	(931,386)	(142,742)

Interest income	22,353	51,652	77,019	11,804
Interest expenses	(102,323)	(108,761)	(93,841)	(14,382)
Share of profits/(losses) of equity investees	43	(13,638)	(33,969)	(5,206)
Other income/(loss), net	43,817	(29,049)	(404,782)	(62,036)
Loss before income tax expense	(2,862,286)	(1,045,784)	(1,386,959)	(212,562)
Income tax expense	(2,332)	(1,213)	(1,664)	(255)
Net loss	(2,864,618)	(1,046,997)	(1,388,623)	(212,817)

Accretion on redeemable non-controlling interests to redemption value	(31,908)	(142,742)	(105,806)	(16,215)
Net loss attributable to non-controlling interests	2,725	1,802	2,259	346
Net loss attributable to ordinary shareholders of NIO Inc.	(2,893,801)	(1,187,937)	(1,492,170)	(228,686)
Net loss	(2,864,618)	(1,046,997)	(1,388,623)	(212,817)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	91,789	207,985	32,676	5,008
Total other comprehensive income	91,789	207,985	32,676	5,008
Total comprehensive loss	(2,772,829)	(839,012)	(1,355,947)	(207,809)

Accretion on redeemable non-controlling interests to redemption value	(31,908)	(142,742)	(105,806)	(16,215)
Net loss attributable to non-controlling interests	2,725	1,802	2,259	346
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,802,012)	(979,952)	(1,459,494)	(223,678)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,029,874,883	1,210,613,409	1,421,322,474	1,421,322,474
Net loss per share attributable to ordinary shareholders
Basic and diluted	(2.81)	(0.98)	(1.05)	(0.16)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,029,874,883	1,210,613,409	1,421,322,474	1,421,322,474
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.81)	(0.98)	(1.05)	(0.16)

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2020
			(USD)
Revenues:
Vehicle sales	7,367,113	15,182,522	2,326,823
Other sales	457,791	1,075,411	164,814
Total revenues	7,824,904	16,257,933	2,491,637
Cost of sales:
Vehicle sales	(8,096,035)	(13,255,770)	(2,031,536)
Other sales	(927,691)	(1,128,744)	(172,988)
Total cost of sales	(9,023,726)	(14,384,514)	(2,204,524)
Gross (loss)/profit	(1,198,822)	1,873,419	287,113
Operating expenses:
Research and development	(4,428,580)	(2,487,770)	(381,267)
Selling, general and administrative	(5,451,787)	(3,932,271)	(602,647)
Other operating loss	—	(61,023)	(9,352)
Total operating expenses	(9,880,367)	(6,481,064)	(993,266)
Loss from operations	(11,079,189)	(4,607,645)	(706,153)

Interest income	160,279	166,904	25,579
Interest expenses	(370,536)	(426,015)	(65,290)
Share of losses of equity investees	(64,478)	(66,030)	(10,120)
Other income/(loss), net	66,160	(364,928)	(55,928)

Loss before income tax expense	(11,287,764)	(5,297,714)	(811,912)
Income tax expense	(7,888)	(6,368)	(976)
Net loss	(11,295,652)	(5,304,082)	(812,888)

Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(47,766)
Net loss attributable to non-controlling interests	9,141	4,962	760
Net loss attributable to ordinary shareholders of NIO Inc.	(11,413,101)	(5,610,790)	(859,894)
Net loss	(11,295,652)	(5,304,082)	(812,888)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(168,340)	137,596	21,088

Total other comprehensive (loss)/income	(168,340)	137,596	21,088
Total comprehensive loss	(11,463,992)	(5,166,486)	(791,800)

Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(47,766)
Net loss attributable to non-controlling interests	9,141	4,962	760
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(11,581,441)	(5,473,194)	(838,806)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,029,931,705	1,182,660,948	1,182,660,948
Net loss per share attributable to ordinary shareholders
Basic and diluted	(11.08)	(4.74)	(0.73)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,029,931,705	1,182,660,948	1,182,660,948
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(11.08)	(4.74)	(0.73)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended December 31, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(5,499,146)	-82.8%	1,989	0.0%	(5,497,157)	-82.8%
Research and development expenses	(829,443)	-12.5%	18,429	0.3%	(811,014)	-12.2%
Selling, general and administrative expenses	(1,206,806)	-18.2%	39,781	0.6%	(1,167,025)	-17.6%
Total	(7,535,395)	-113.5%	60,199	0.9%	(7,475,196)	-112.6%

Loss from operations	(931,386)	-14.0%	60,199	0.9%	(871,187)	-13.1%

Net loss	(1,388,623)	-20.9%	60,199	0.9%	(1,328,424)	-20.0%

Accretion on redeemable non-controlling interests to redemption value	(105,806)	-1.6%	105,806	1.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,492,170)	-22.5%	166,005	2.5%	(1,326,165)	-20.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.05)		0.12		(0.93)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.05)		0.12		(0.93)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.16)		0.02		(0.14)

	Three Months Ended September 30, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,940,148)	-87.1%	1,371	0.0%	(3,938,777)	-87.1%
Research and development expenses	(590,783)	-13.1%	12,996	0.3%	(577,787)	-12.8%
Selling, general and administrative expenses	(940,331)	-20.8%	34,872	0.8%	(905,459)	-20.0%
Total	(5,471,262)	-121.0%	49,239	1.1%	(5,422,023)	-119.9%

Loss from operations	(945,988)	-20.9%	49,239	1.1%	(896,749)	-19.8%

Net loss	(1,046,997)	-23.1%	49,239	1.1%	(997,758)	-22.0%

Accretion on redeemable non-controlling interests to redemption value	(142,742)	-3.2%	142,742	3.2%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,187,937)	-26.2%	191,981	4.2%	(995,956)	-22.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(0.98)		0.16		(0.82)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.98)		0.16		(0.82)

	Three Months Ended December 31, 2019
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,102,082)	-108.8%	2,177	0.1%	(3,099,905)	-108.7%
Research and development expenses	(1,026,408)	-36.0%	12,037	0.4%	(1,014,371)	-35.6%
Selling, general and administrative expenses	(1,546,015)	-54.3%	37,014	1.3%	(1,509,001)	-53.0%
Total	(5,674,505)	-199.1%	51,228	1.8%	(5,623,277)	-197.3%

Loss from operations	(2,826,176)	-99.2%	51,228	1.8%	(2,774,948)	-97.4%

Net loss	(2,864,618)	-100.6%	51,228	1.8%	(2,813,390)	-98.8%

Accretion on redeemable non-controlling interests to redemption value	(31,908)	-1.1%	31,908	1.1%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,893,801)	-101.6%	83,136	2.9%	(2,810,665)	-98.7%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.81)		0.08		(2.73)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.81)		0.08		(2.73)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Year Ended December 31, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(14,384,514)	-88.5%	5,564	0.0%	(14,378,950)	-88.5%
Research and development expenses	(2,487,770)	-15.3%	51,024	0.3%	(2,436,746)	-15.0%
Selling, general and administrative expenses	(3,932,271)	-24.2%	130,506	0.8%	(3,801,765)	-23.4%
Total	(20,804,555)	-128.0%	187,094	1.1%	(20,617,461)	-126.9%

Loss from operations	(4,607,645)	-28.3%	187,094	1.1%	(4,420,551)	-27.2%

Net loss	(5,304,082)	-32.6%	187,094	1.1%	(5,116,988)	-31.5%

Accretion on redeemable non-controlling interests to redemption value	(311,670)	-1.9%	311,670	1.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(5,610,790)	-34.5%	498,764	3.1%	(5,112,026)	-31.4%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(4.74)		0.42		(4.32)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(4.74)		0.42		(4.32)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.73)		0.07		(0.66)

	Year Ended December 31, 2019
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(9,023,726)	-115.3%	9,763	0.1%	(9,013,963)	-115.2%
Research and development expenses	(4,428,580)	-56.6%	82,680	1.1%	(4,345,900)	-55.5%
Selling, general and administrative expenses	(5,451,787)	-69.7%	241,052	3.1%	(5,210,735)	-66.6%
Total	(18,904,093)	-241.6%	333,495	4.3%	(18,570,598)	-237.3%

Loss from operations	(11,079,189)	-141.6%	333,495	4.3%	(10,745,694)	-137.3%

Net loss	(11,295,652)	-144.4%	333,495	4.3%	(10,962,157)	-140.1%

Accretion on redeemable non-controlling interests to redemption value	(126,590)	-1.6%	126,590	1.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(11,413,101)	-145.9%	460,085	5.9%	(10,953,016)	-140.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(11.08)		0.45		(10.63)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(11.08)		0.45		(10.63)

i All translations from RMB to USD for the fourth quarter and the full year of 2020 were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.